UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Michael G. Smith
TRT Holdings, Inc.
4001 Maple Ave.
Suite 600
Dallas, Texas 75219
214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Names of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,095,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,095,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,095,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.08%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,646,147

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,646,147

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,646,147

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.70%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Greenwood, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,344,223

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,344,223

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.20%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 665531109

1.	Names of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,085,370

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,085,370

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,085,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.98%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 665531109

Item 1.                            Security and Issuer

This Schedule 13D (this “Schedule 13D”)  relates to the common stock, par value $0.001 per share (“Common Shares”), of Northern Oil and Gas, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 315 Manitoba Avenue, Suite 200, Wayzata, Minnesota 55391.

Item 2.                            Identity and Background

(a), (b), (c) and (f)

This Schedule 13D is filed by TRT Holdings, Inc. (“TRT”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC (“Cresta Greenwood”) and Robert B. Rowling (“Mr. Rowling” and, collectively with TRT, Cresta Investments and Cresta Greenwood, the “Reporting Persons”).

TRT:

TRT is a corporation incorporated under the laws of the State of Delaware. TRT’s principal business is serving as a holding company that invests in the equity securities of businesses in diversified industries. Its business address is 4001 Maple Ave., Suite 600, Dallas, Texas 75219.

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of TRT, other than Mr. Rowling (collectively, the “TRT Covered Persons”), reference is made to Attachment 1 annexed hereto and incorporated herein by reference.

Cresta Investments:

Cresta Investments is a limited liability company organized under the laws of the State of Delaware. Cresta Investments’ principal business is investing in equity securities. Its business address is 4001 Maple Ave., Suite 600, Dallas, Texas 75219.

For information required by Instruction C to Schedule 13D with respect to the manager and executive officer of Cresta Investments, other than Mr. Rowling (collectively, the “Cresta Investments Covered Persons”), reference is made to Attachment 2 annexed hereto and incorporated herein by reference.

Cresta Greenwood:

Cresta Greenwood is a limited liability company organized under the laws of the State of Delaware. Cresta Greenwood’s principal business is investing in equity securities. Its business address is 4001 Maple Ave., Suite 600, Dallas, Texas 75219.

Cresta Investments is the sole member and manager of Cresta Greenwood.  For information required by Instruction C to Schedule 13D with respect to the manager and executive officers of Cresta Greenwood, other than Cresta Investments (collectively, the “Cresta Greenwood Reporting Persons” and, together with the TRT Covered Persons and the Cresta Investments Covered Persons, the “Covered Persons”), reference is made to Attachment 3 annexed hereto and incorporated herein by reference.

Mr. Rowling:

Mr. Rowling is an individual resident of the State of Texas and a citizen of the United States. Mr. Rowling’s principal occupation is directing the business operations of TRT and its affiliates. In that capacity, Mr. Rowling acts as the Chief Executive Officer of TRT and a member of its Board of Directors. Mr. Rowling’s address is 4001 Maple Ave., Suite 600, Dallas, Texas 75219.

(d) and (e)

During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                            Source and Amount of Funds or Other Consideration

As of the close of business on December 8, 2014, (i) TRT has acquired 3,095,000 Common Shares for an aggregate purchase price of $26,466,589, which includes commissions, utilizing the working capital of TRT, (ii) Cresta Investments has acquired 1,646,147 Common Shares for an aggregate purchase price of $16,944,993, which includes commissions, utilizing the working capital of Cresta Investments and (iii) Cresta Greenwood has acquired 1,344,223 Common Shares for an aggregate purchase price of $20,024,857, which includes commissions, utilizing the working capital of Cresta Greenwood.  All Common Shares acquired by Reporting Persons have been acquired on the New York Stock Exchange.

Item 4.                            Purpose of Transaction

The Reporting Persons purchased the Common Shares in the belief that they were undervalued.  It is anticipated that the Reporting Persons may, from time to time, have discussions with management and the Board of Directors of the Issuer.

The Reporting Persons reserve the right to pursue all alternatives available to them to maximize the value of their interests in the Issuer, which alternatives may include, but are not limited to: communicating with other stockholders, directors or the management of the Issuer regarding the Issuer, its business, its operations, its prospects, its corporate governance arrangements, alternatives to maximize value for the stockholders of the Issuer or any other matter, including, without limitation, any of the matters described hereafter in this report or specified in clauses (a)-(j) of Item 4 of the Schedule 13D form; purchasing additional Common Shares and/or other equity, debt or other securities, notes or instruments of the Issuer (collectively, the “Securities”) in the open market, in privately negotiated transactions or otherwise; selling all or a portion of the Securities now owned or hereafter acquired by the Reporting Persons; proposing an extraordinary corporate transaction (such as, without limitation, a merger, an acquisition, a disposition or spin-off of assets or divisions, joint ventures, strategic alliances, an issuance of equity or debt securities, a reorganization, a recapitalization, a liquidation or any combination of the foregoing) involving the Issuer, which transaction may involve the Reporting Persons or third parties unrelated to the Reporting Persons; alone or in conjunction with others, seeking to acquire the Issuer or substantially all of its assets or outstanding equity securities, including by merger, tender offer, exchange offer or stock or asset purchase; making one or more proposals for adoption by stockholders (including proposals to improve the Issuer’s corporate governance or to amend the Issuer’s organizational documents); or soliciting proxies in support of stockholder proposals to be introduced and voted on at a meeting of stockholders. The Reporting Persons may also urge other persons, including, without limitation, other stockholders of the Issuer, to take or pursue any of the foregoing actions or any combination thereof, although the Reporting Persons expressly disclaim any intention to form a “group” with any other stockholders.  If one of the Reporting Persons or its affiliates should acquire control of the Issuer, it or its affiliates may transfer all or part of its interest in the Issuer to affiliated or unaffiliated persons.

Item 5.                            Interest in Securities of the Issuer

(a)                                 At the close of business on December 8, 2014, the Reporting Persons beneficially owned, in the aggregate, 6,085,370 Common Shares, which constitute approximately 9.98% of the class outstanding, of which (i) TRT beneficially owned the 3,095,000 Common Shares held directly by TRT, which constitute approximately 5.08% of the class outstanding, (ii) Cresta Investments beneficially owned the 1,646,147 Common Shares held directly by Cresta Investments, which constitute approximately 2.70% of the class outstanding, (iii) Cresta Greenwood beneficially owned the 1,344,223 Common Shares held directly by Cresta Greenwood, which constitute approximately 2.20% of the class outstanding, and (iv) Mr. Rowling beneficially owned all of the 6,085,370 Common Shares held directly by TRT, Cresta Investments and Cresta Greenwood, which constitute approximately 9.98% of the class outstanding (in each case, based upon 60,973,390 Common Shares outstanding at October 31, 2014, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2014). Mr. Rowling beneficially owns the Common Shares held directly by TRT due to his ownership of all of the shares of Class B Common Stock of TRT. Mr. Rowling beneficially owns the Common Shares held directly by Cresta Investments and Cresta Greenwood due to his indirect ownership of 100% of the ownership interests in such entities.

(b)                                 Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Shares reported as beneficially owned by them in Item 5(a).

(c)                                  The table below specifies the date, amount and weighted-average per share price of Common Shares purchased by the Reporting Persons during the past 60 days. All transactions reflected in the table below were effected in the open market on the New York Stock Exchange.

Reporting Person	Trade Date	No. of Shares	Average Price Per Share*
Cresta Investments	10/15/2014	200,000	$10.43
Cresta Investments	10/20/2014	5,300	$10.49
Cresta Investments	10/27/2014	490,800	$10.14
Cresta Investments	10/28/2014	117,278	$10.39
Cresta Investments	10/30/2014	3,800	$10.50
Cresta Investments	10/31/2014	52,695	$10.41
Cresta Investments	11/04/2014	482,327	$10.17
Cresta Investments	11/05/2014	203,230	$10.46
Cresta Investments	11/06/2014	90,717	$10.23
TRT	11/28/2014	362,288	$8.60
TRT	12/01/2014	2,637,712	$8.55
TRT	12/02/2014	95,000	$8.18

*                 Between October 15, 2014 and December 2, 2014, the Reporting Persons acquired 4,741,147 Common Shares at prices ranging from $8.18 to $10.50 per share. The Reporting Persons agree to provide, upon request by the Securities Exchange Commission, the Issuer, or a stockholder of the Issuer, full information regarding the number of Common Shares purchased at each separate price. Per share prices exclude commissions.

(d)                                 No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, their respective Common Shares.

(e)                                  Not applicable.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between the Reporting Persons and any other Person with respect to securities of the Issuer.

Other than as described herein, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Covered Persons and between the Covered Persons and any other Person with respect to securities of the Issuer.

Item 7.                            Material to be Filed as Exhibits

Exhibit 1                            Joint Filing Agreement Pursuant to Rule 13d-1(k)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  December 8, 2014

TRT Holdings, Inc.

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Senior Vice President

Cresta Investments, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Secretary

Cresta Greenwood, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Vice President

/s/ Robert B. Rowling
Robert B. Rowling

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).